

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

February 8, 2011

James Mackaness
Chief Financial Officer
Iridex Corporation
1212 Terra Bella Avenue
Mountain View, CA 94043-1824

> **Re:** **Iridex Corporation**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 31, 2010**
> **File No. 000-27598**

Dear Mr. Mackaness:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief